UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G202

(CUSIP Number)

Weichai America Corp.

Attn: Sidong Shao

3100 Golf Road

Rolling Meadows, IL 60008

847-725-7030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 73933G202	Page 2 of 9

1	NAME OF REPORTING PERSON Weichai America Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,700,000[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,700,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[2]
14	TYPE OF REPORTING PERSON* CO

[1]	The number of shares beneficially owned does not include shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant as described under Item 3 below.
[2]

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of August 21, 2018, 18,632,489 shares of Common Stock outstanding (including 49,478 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors which are vested), but excluding shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant as described under Item 3 below).

13D

CUSIP No. 73933G202	Page 3 of 9

1	NAMES OF REPORTING PERSON Weichai Power Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,700,000[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,700,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[2]
14	TYPE OF REPORTING PERSON* CO

[1]	The number of shares beneficially owned does not include shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant as described under Item 3 below.
[2]

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of August 21, 2018, 18,632,489 shares of Common Stock outstanding (including 49,478 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors which are vested), but excluding shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant as described under Item 3 below).

13D

CUSIP No. 73933G202	Page 4 of 9

1	NAMES OF REPORTING PERSON Shandong Heavy Industry Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,700,000[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,700,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[2]
14	TYPE OF REPORTING PERSON* CO

[1]	The number of shares beneficially owned does not include shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant as described under Item 3 below.
[2]

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of August 21, 2018, 18,632,489 shares of Common Stock outstanding (including 49,478 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors which are vested), but excluding shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant as described under Item 3 below).

Item 1.	Security and Issuer

This constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D relating to the shares of Common Stock of Power Solutions International, Inc. (the “Issuer”) as filed with the SEC on April 7, 2017, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 as filed with the SEC on August 10, 2017, December 5, 2017 and August 31, 2018, respectively (as so amended, the “Schedule 13D”), by Weichai America Corp. (“Weichai America”), Weichai Power Co., Ltd. (“Weichai Power”), and Shandong Heavy Industry Group Co., Ltd. (“SHIG”) (each of Weichai America, Weichai Power, and SHIG a “Reporting Person” and collectively the “Reporting Persons”). Capitalized terms used in this Amendment No. 4 without being defined herein have the respective meanings given to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 4, this Schedule 13D is not modified or revised in any way.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On September 30, 2018, the Issuer and Weichai America agreed to amend and restate the Restated 2018 Warrant (as so amended and restated, the “Second Restated 2018 Warrant”) to (a) defer the exercise period of the warrant from a three month period commencing on October 1, 2018 to a ninety (90) day period commencing on April 1, 2019 and (b) update the exercise provisions to provide that the warrant shall be exercisable at an exercise price per share of Common Stock equal to the lesser of (i) 50% of the volume weighted average price (“VWAP”) during the 20 consecutive trading day period preceding October 1, 2018 and (ii) 50% of the VWAP during the 20 consecutive trading day period preceding the date of exercise (in each case, subject to the same adjustments previously provided). The Board can elect, in its sole discretion, to accelerate the exercise period of the Second Restated 2018 Warrant.

As a result of the amendments reflected in the Second Restated 2018 Warrant (unless the exercise period is accelerated pursuant to the terms thereof), Weichai America may not exercise the Second Restated 2018 Warrant until April 1, 2019.

The summary contained herein of the Second Restated 2018 Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Second Restated 2018 Warrant, a copy of which is filed as Exhibit O hereto and which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The information contained in Item 3 above is herein incorporated by reference.

The Reporting Persons intend to acquire the securities of the Issuer issuable upon future exercise of the Second Restated 2018 Warrant for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as set forth below:

(a), (b) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares					Percent of Class (2)
Reporting Person	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
		Sole	Shared(1)	Sole	Shared(1)
Weichai America	7,700,000	0	7,700,000	0	7,700,000	41.3%
Weichai Power	7,700,000	0	7,700,000	0	7,700,000	41.3%
SHIG	7,700,000	0	7,700,000	0	7,700,000	41.3%
Total(3) (all Reporting Persons)	7,700,000	0	7,700,000	0	7,700,000	41.3%

1

Weichai America is the direct and record owner of 7,700,000 shares of Common Stock and shares the power to vote and the power to dispose of all of such shares of Common Stock with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai America’s parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power’s board of directors. The number of shares beneficially owned does not include shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant.

2

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of August 21, 2018, 18,632,489 shares of Common Stock outstanding (including 49,478 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors which are vested), but excluding shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant).

3	The Reporting Persons disclaim membership in a group.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A attached to the Schedule 13D as filed by the Reporting Persons with the SEC on April 7, 2017 has effected any transactions in the Common Stock during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On September 30, 2018, the Issuer, with the consent of Weichai America, issued the Second Restated 2018 Warrant (which amended and restated and replaced the Restated 2018 Warrant) to, among other things, defer the exercise period to a ninety (90) day period commencing on April 1, 2019. The Board can elect, in its sole discretion, to accelerate the exercise period of the Second Restated 2018 Warrant.

The summary contained herein of the Second Restated 2018 Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Second Restated 2018 Warrant, a copy of which is filed as Exhibit O hereto and which is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit O:	Second Amended and Restated Warrant to Purchase Shares of Power Solutions International, Inc., dated September 30, 2018, by the Issuer to Weichai America

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2018

Weichai America Corp.

By:	/s/ Sidong Shao
Name:	Sidong Shao
Title:	President

Weichai Power Co., Ltd.

By:	/s/ Shaojun Sun
Name:	Shaojun Sun
Title:	Executive President

Shandong Heavy Industry Group Co., Ltd.

By:	/s/ Kui Jiang
Name:	Kui Jiang
Title:	President